Exhibit 99.1

Constellium Reports Strong Second Quarter 2016 Financial Results

Amsterdam, August 2, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the second quarter ended June 30, 2016. Highlights below are in comparison to the second quarter of 2015.

•	Shipments of 387k metric tons in line with prior year

•	Revenue of €1.2 billion, down 10% mainly due to lower metal prices

•	Net income of €9 million compared to a €47 million net loss in the prior year

•	Adjusted EBITDA of €107 million, up 15% from prior year

•	Cash Flows from Operating Activities of €182 million; Adjusted FCF of €104 million

•	EPS of €0.08 in Q2 2016, up from (€0.45) in Q2 2015

•	Strong Adjusted EBITDA per metric ton in all segments

Constellium’s second quarter 2016 results reflect, in addition to normal seasonality, continued strong performance in our AS&I segment, which achieved record quarterly Adjusted EBITDA, and improved results in both our A&T and P&ARP segments. Revenues for the second quarter 2016 were €1.2 billion, a decrease of 10% from the second quarter 2015 mainly due to lower metal prices. On a like-for-like basis (excluding the impact of movements in London Metal Exchange prices, premiums and currency exchange rates), revenue decreased by 3% for this quarter. Net income for the second quarter 2016 was €9 million compared to a €47 million net loss in the second quarter of 2015. Adjusted EBITDA for Constellium reached a record €107 million, an increase of 15% from the second quarter 2015. Second quarter 2016 shipments were in-line with 2015 at 387k metric tons while Adjusted EBITDA per metric ton increased 15% for the second quarter 2016 to €275 compared to €241 for the second quarter 2015.

For the six months ended June 30, 2016, Constellium reported Adjusted EBITDA of €199 million, an increase of 6% from the prior year, reflecting record performance in AS&I and recovery in A&T, which were partially offset by softer results in P&ARP. Net income for the six months ended June 30,

Constellium
Nicolas Brun – Communications	Media relations Constellium Corporate
Phone: +1 (646) 725-0736	Emilie Humann
nicolas.brun@constellium.com	Phone: +33 7 77 26 24 60
emilie.humann@clai2.com
Paul Blalock – Investor Relations North America
Phone: +1 (212) 675-5450	Hill+Knowlton Strategies (Media & Investors)
Frédéric Dunod– Investor Relations Europe	Peter Poulos
Phone: +33 (0) 1 73 01 41 05	Phone: +1 (212) 885-0588
Investor-relations@constellium.com	peter.poulos@hkstrategies.com

2016 was €1 million compared to a €78 million net loss in same period last year. Adjusted EBITDA per metric ton for the period grew 8% to €265 compared to €245 in the same period last year. Revenues for the six months ended June 30, 2016, were €2.4 billion, a 14% decrease from the same period in the prior year primarily due to lower metal prices. On a like-for-like basis, revenues decreased by 4% for the period.

Commenting on the second quarter 2016 results, Jean-Marc Germain, Constellium’s newly appointed Chief Executive Officer, said: “I am honored to be part of Constellium and to lead the continuing development of our global automotive and aerospace platforms to the next level, while maintaining our focus on operational execution in our packaging business. Constellium’s second quarter results demonstrated continued strong performance in AS&I and improvement in both our A&T and P&ARP segments.”

y	Quarter Highlights and Recent Developments

In July 2016, Constellium announced that it intends to open a new manufacturing facility in Mexico to produce aluminium automotive structural components. This plant, located in San Luis Potosí, is expected to allow Constellium to be close to the assembly lines of its customers and respond to the increasing demand for lightweight, high-strength aluminium crash management systems and automotive structures for the expanding automotive industry in Mexico.

In June 2016, Constellium announced its new sustainability targets for 2020. Constellium’s 2020 sustainability targets include, among others, reducing landfilled production waste by 10%, further improving energy efficiency by 10%, increasing safety at work and remaining in the first industry quartile for safety results.

y	Group Summary

	Q2 2016	Q2 2015	Var.	Half- Year 2016	Half- Year 2015	Var.
Shipments (k metric tons)	387	386	0%	749	767	(2%)
Revenues (€ millions)	1,233	1,375	(10%)	2,383	2,768	(14%)
Net income (€ millions)	9	(47)	n.m.	1	(78)	n.m.
Adjusted EBITDA (€ millions)	107	93	15%	199	188	6%
Adjusted EBITDA per metric ton (€)	275	241	15%	265	245	8%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures. n.m.: not meaningful

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 13). The difference between the sum of reported segment revenues and the Group revenues includes revenues from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

y	Results by Segment

y	Packaging & Automotive Rolled Products (P&ARP)

	Q2 2016	Q2 2015	Var.	Half- Year 2016	Half- Year 2015	Var.
Shipments (k metric tons)	268	268	(1%)	512	534	(4%)
Revenues (€ millions)	644	733	(12%)	1,232	1,507	(18%)
Adjusted EBITDA (€ millions)	56	53	4%	98	106	(8%)
Adjusted EBITDA per metric ton (€)	209	201	5%	192	199	(4%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA for the P&ARP segment of €56 million was 4% ahead of 2015 and included a strong performance at Muscle Shoals, which benefited from high shipments and the impact of cost reduction initiatives at the plant. Adjusted EBITDA per metric ton increased by 5% to €209 over the same period in the prior year. A 12% reduction in revenue was mainly attributable to lower metal prices in 2016 versus 2015. Shipments overall were flat in the quarter compared to the prior year, with a strong growth in automotive rolled products offset by lower specialty and other thin-rolled product volumes.

For the six months ended June 30, 2016, Adjusted EBITDA was €98 million, which represented an 8% decrease from €106 million in the same period in 2015. This reflected lower volumes partially offset by cost savings at Muscle Shoals and lower energy prices across the segment. The metal management and product mix issues have now been resolved and we expect to be on track for a strong recovery at Muscle Shoals this year. The Body-in-White finishing lines scheduled to launch in 2016 in Europe, and in the U.S. with our partner UACJ, continue to progress according to plan.

y	Aerospace & Transportation (A&T)

	Q2 2016	Q2 2015	Var.	Half- Year 2016	Half- Year 2015	Var.
Shipments (k metric tons)	62	63	(1%)	125	122	2%
Revenues (€ millions)	334	366	(9%)	666	717	(7%)
Adjusted EBITDA (€ millions)	31	30	6%	61	57	6%
Adjusted EBITDA per metric ton (€)	496	470	7%	483	465	4%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2016 results in the A&T segment increased to €31 million of Adjusted EBITDA, a 6% increase compared to the second quarter of 2015, despite stable shipments of 62k metric tons. The higher Adjusted EBITDA included the benefit of manufacturing improvements and cost savings. Adjusted EBITDA per metric ton rose from €470 in the second quarter of 2015 to €496 in the second quarter of 2016. Revenues for this quarter reflected the impact of lower metal prices.

For the six months ended June 30, 2016, Adjusted EBITDA and Adjusted EBITDA per metric ton increased 6% and 4%, respectively from the same period in the prior year and included the benefit of operational improvements across our manufacturing facilities. For the six months ended June 30, 2016, shipments increased by 2% compared to the same period in the prior year mainly from sales to the aerospace sector.

y	Automotive Structures & Industry (AS&I)

	Q2 2016	Q2 2015	Var.	Half- Year 2016	Half- Year 2015	Var.
Shipments (k metric tons)	58	57	4%	115	113	3%
Revenues (€ millions)	266	281	(4%)	527	552	(3%)
Adjusted EBITDA (€ millions)	29	22	34%	56	40	43%
Adjusted EBITDA per metric ton (€)	497	382	28%	491	351	38%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a record Adjusted EBITDA of €29 million in the second quarter of 2016, representing an increase of 34% from the second quarter 2015. This improvement was driven by a 4% growth in shipments to 58k metric tons, with higher sales in the automotive structures business and good overall operational performance. Revenues decreased by 4% to €266 million, while Adjusted EBITDA per metric ton reached another record at €497 per metric ton, an increase of 28% from the comparable period in 2015.

For the six months ended June 30, 2016, Adjusted EBITDA and Adjusted EBITDA per metric ton were up 43% and 38% respectively from the comparable period in the prior year to €56 million and €491 per metric ton respectively. Higher volumes, which increased 3% to 115k metric tons, were driven by a good performance from automotive structures.

y	Net income

Net income in the second quarter 2016 was €9 million compared with a net loss of €47 million in the second quarter of 2015. The €56 million improvement primarily reflects increased Adjusted EBITDA for the quarter and the inclusion in 2015 of: asset impairment charges of €16 million related to our Swiss operations, €22 million of one-time costs at Muscle Shoals, and a €10 million charge relating to the sale of a non-core plant in France, partly offset by a higher tax charge of €26 million in the second quarter of 2016 compared with €8 million in the second quarter of 2015.

For the six months ended June 30, 2016, we reported net income of €1 million compared with a net loss of €78 million in the same period in 2015. The most significant difference between the two periods is an unrealized gain of €53 million on derivatives in 2016 compared to a €27 million loss in the same period in 2015.

y	Earnings per share

For the second quarter 2016, the diluted earnings per share was €0.08 versus a negative €0.45 for the second quarter 2015. For the six months ended June 30, 2016, the diluted earnings per share was €0.00 versus a negative €0.75 per share for the same period in 2015.

y	Liquidity and cash flow

Our liquidity position continues to remain strong. As of June 30, 2016, liquidity was €792 million, comprised of €7 million available under a revolving credit facility, €33 million available under our factoring facilities, €130 million available under our asset based lending facilities, and €622 million of cash and cash equivalents.

Adjusted free cash flow was €104 million for the second quarter of 2016 versus €73 million for the second quarter of 2015. Capital expenditures of €78 million for the second quarter of 2016 remained at a high level, as we continued to invest in our growth initiatives. Adjusted free cash flow benefited from higher net cash flows from operating activities in the second quarter of 2016 compared with the second quarter of 2015. The improvement in cash flows from operating activities reflected the higher level of income from operations partially offset by a lower reduction in working capital in the second quarter of 2016 compared to the same period in 2015.

For the six months ended June 30, 2016, Adjusted free cash flow was a negative €33 million compared with a positive €1 million in the corresponding period in 2015. In the first half of 2016, cash flows from operating activities of €123 million were offset by capital expenditures of €156 million.

y	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

y	About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015. Constellium’s earnings materials for the quarter ended June 30, 2016 are also available on the company’s website (www.constellium.com).

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Revenue	1,233	1,375	2,383	2,768
Cost of sales	(1,093)	(1,267)	(2,129)	(2,519)

Gross profit	140	108	254	249

Selling and administrative expenses	(63)	(62)	(124)	(127)
Research and development expenses	(5)	(9)	(14)	(20)
Restructuring costs	(4)	(5)	(4)	(5)
Impairment	—	(16)	—	(16)
Other gains / (losses) - net	12	(19)	21	(88)

Income / (loss) from operations	80	(3)	133	(7)
Finance costs - net	(44)	(36)	(85)	(79)
Share of loss of joint-ventures	(1)	—	(2)	(1)

Income / (loss) before income tax	35	(39)	46	(87)

Income tax (expense) / benefit	(26)	(8)	(45)	9

Net income / (loss)	9	(47)	1	(78)

Net income / (loss) attributable to:
Equity holders of Constellium	9	(47)	1	(79)
Non-controlling interests	—	—	—	1

Net income / (loss)	9	(47)	1	(78)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Basic	0.08	(0.45)	0.00	(0.75)
Diluted	0.08	(0.45)	0.00	(0.75)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net income / (loss)	9	(47)	1	(78)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(45)	75	(98)	16
Income tax on remeasurement on post-employment benefit obligations	13	(17)	26	(6)
Cash flow hedge	—	—	—	(9)
Income tax on cash flow hedge	—	—	—	3
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	(14)	—	(6)	—
Income tax on cash flow hedge	5	—	2	—
Currency translation differences	1	(11)	2	22

Other comprehensive (loss) / income	(40)	47	(74)	26

Total comprehensive (loss) / income	(31)	—	(73)	(52)

Attributable to:
Equity holders of Constellium	(31)	—	(73)	(53)
Non-controlling interests	—	—	—	1

Total comprehensive (loss) / income	(31)	—	(73)	(52)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At June 30, 2016	At December 31, 2015
Assets
Non-current assets
Goodwill	434	443
Intangible assets	74	78
Property, plant and equipment	1,333	1,255
Investments accounted for under equity method	27	30
Deferred income tax assets	273	270
Trade receivables and other	57	53
Other financial assets	19	37

	2,217	2,166

Current assets
Inventories	526	542
Trade receivables and other	416	365
Other financial assets	102	70
Cash and cash equivalents	622	472

	1,666	1,449

Assets classified as held for sale	—	13

Total assets	3,883	3,628

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(785)	(715)

Equity attributable to equity holders of Constellium	(621)	(551)
Non-controlling interests	12	11

Total equity	(609)	(540)

Liabilities
Non-current liabilities
Borrowings	2,414	2,064
Trade payables and other	54	54
Deferred income tax liabilities	16	10
Pension and other post-employment benefit obligations	794	701
Other financial liabilities	14	14
Provisions	116	119

	3,408	2,962

Current liabilities
Borrowings	84	169
Trade payables and other	890	867
Income tax payable	11	6
Other financial liabilities	56	107
Provisions	43	44

	1,084	1,193

Liabilities classified as held for sale	—	13

Total liabilities	4,492	4,168

Total equity and liabilities	3,883	3,628

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net income / (loss)	—	—	—	—	—	—	1	1	—	1
Other comprehensive (loss) / income	—	—	(72)	(4)	2	—	—	(74)	—	(74)

Total comprehensive (loss) / income	—	—	(72)	(4)	2	—	1	(73)	—	(73)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	3	—	3	—	3

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	1	1

At June 30, 2016	2	162	(205)	(4)	8	14	(598)	(621)	12	(609)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / income	—	—	—	—	—	—	(79)	(79)	1	(78)
Other comprehensive income / (loss)	—	—	10	(6)	22	—	—	26	—	26

Total comprehensive income / (loss)	—	—	10	(6)	22	—	(79)	(53)	1	(52)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	2	—	2	—	2

At June 30, 2015	2	162	(136)	—	(6)	8	(124)	(94)	7	(87)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Cash flows from / (used in) operating activities
Net income / (loss)	9	(47)	1	(78)
Adjustments for:
Income tax expense / (benefit)	26	9	45	(9)
Finance costs - net	44	36	85	79
Depreciation and amortization	38	35	72	67
Impairment	—	16	—	16
Restructuring costs and other provisions	3	2	1	1
Defined benefit pension costs	12	12	24	25
Unrealized (gains) / losses on derivatives net and from remeasurement of monetary assets and liabilities - net	(25)	(16)	(55)	30
(Gains) / losses on disposal and assets classified as held for sale	—	10	(1)	10
Share of loss of joint ventures	1	—	2	1
Other	4	1	5	2
Changes in working capital:
Inventories	34	71	12	63
Trade receivables	86	24	(38)	(24)
Margin calls	—	1	—	1
Trade payables	(12)	28	37	26
Other working capital	(19)	(11)	(32)	—
Changes in other operating assets and liabilities:
Provisions - pay out	(3)	(3)	(5)	(6)
Income tax paid	(4)	(5)	(6)	(14)
Pension liabilities and other post-employment benefit obligation payments	(12)	(11)	(24)	(26)

Net cash flows from operating activities	182	152	123	164

Cash flows from / (used in) investing activities
Acquisitions of subsidiaries net of cash acquired	—	—	—	(348)
Purchases of property, plant and equipment	(78)	(79)	(156)	(163)
Equity contribution to joint-ventures	—	—	—	(9)
Proceeds from finance lease	1	2	3	3
Proceeds from disposals net of cash	—	1	(4)	—
Other investing activities	(1)	—	(20)	—

Net cash flows used in investing activities	(78)	(76)	(177)	(517)

Cash flows from / (used in) financing activities
Interests paid	(47)	(53)	(75)	(57)
Proceeds received from issuance of Senior Notes	—	—	375	—
(Repayments) / proceeds of U.S. revolving Credit Facility and other loans	(53)	(19)	(87)	(218)
Transactions with non-controlling interests	1	—	1	—
Payment of deferred financing costs	(4)	—	(12)	(1)
Other financing activities	(7)	16	(3)	6

Net cash flows from / (used in) from financing activities	(110)	(56)	199	(270)

Net increase / (decrease) in cash and cash equivalents	(6)	20	145	(623)
Cash and cash equivalents - beginning of period	625	354	472	991
Cash and cash equivalents classified as held for sale – beginning of period	—	—	4	—
Effect of exchange rate changes on cash and cash equivalents	3	(1)	1	5

Cash and cash equivalents - end of period	622	373	622	373

Less: Cash and cash equivalents classified as held for sale	—	(4)	—	(4)

Cash and cash equivalents as reported in the Statement of financial position	622	369	622	369

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
P&ARP	56	53	98	106
A&T	31	30	61	57
AS&I	29	22	56	40
Holdings and Corporate	(9)	(12)	(16)	(15)

Total	107	93	199	188

REVENUE AND SHIPMENTS BY PRODUCT LINE

(in k metric tons)	Six months ended June 30, 2016	Six months ended June 30, 2015
Packaging rolled products	432	454
Automotive rolled products	57	44
Specialty and other thin-rolled products	23	36
Aerospace rolled products	61	58
Transportation, industry, and other rolled products	64	64
Automotive extruded products	52	51
Other extruded products	63	62
Other	(3)	(2)

Total shipments	749	767

(in millions of Euros)
Packaging rolled products	980	1,222
Automotive rolled products	156	144
Specialty and other thin-rolled products	96	141
Aerospace rolled products	422	391
Transportation, industry, and other rolled products	244	326
Automotive extruded products	280	260
Other extruded products	247	292
Other*	(42)	(8)

Total revenue	2,383	2,768

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net (loss) / income	9	(47)	1	(78)
Income tax expense / (benefit)	26	8	45	(9)
Income / (loss) before income tax	35	(39)	46	(87)
Finance costs – net	44	36	85	79
Share of loss of joint-ventures	1	—	2	1
Income from operations	80	(3)	133	(7)
Metal price lag(A)	2	7	5	—
Start-up and development costs(B)	8	5	13	9
Manufacturing system and process transformation costs(C)	1	2	4	2
Wise acquisition and integration costs	—	3	2	10
Wise one-time costs(D)	—	22	20	36
Loss on Ravenswood OPEB plan amendments	—	4	—	4
Depreciation, amortization, and impairment	38	51	72	83
Restructuring costs	4	5	4	5
Unrealized (gains) / losses on derivatives	(23)	(19)	(53)	27
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities - net	(3)	4	(2)	3
Losses on disposal and assets classified as held for sale	—	10	—	10
Other(E)	—	2	1	6

Adjusted EBITDA	107	93	199	188

(A)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, by the quantity sold in the period.
(B)	For the six months ended June 30, 2016, start-up costs relating to new sites and business development initiatives amounted to €13 million of which €10 million related to Body-in-White growth projects both in Europe and the U.S.
(C)	For the six months ended June 30, 2016, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the six months ended June 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business. For the six months ended June 30, 2015, Wise one-time costs related to noncash step-up in inventory costs on the acquisition of Wise entities (€12 million), to the unwinding of Wise previous hedging policies losses incurred (€4 million) and to Midwest premium losses (€20 million).
(E)	For the six months ended June 30, 2016, it mainly includes share based compensation expense for €3 million, offset by insurance proceeds of €4 million.

Reconciliation of net cash flows from operating activities to Adjusted free cash flow (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net cash flows from operating activities	182	152	123	164
Capital expenditure	(78)	(79)	(156)	(163)

Adjusted free cash flow	104	73	(33)	1

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2016	At March 31, 2016	At December 31, 2015
Borrowings	2,498	2,501	2,233
Fair value of cross currency interest swap	(39)	(13)	(47)
Cash and cash equivalents	(622)	(625)	(472)
Cash pledged for issuance of guarantees	(9)	(10)	(11)

Net debt	1,828	1,853	1,703

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted free cash flow is net cash flow from operating activities less capital expenditure. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.